Filed by Federal Street Acquisition Corp. pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Agiliti, Inc. (SEC File No. 132-02824)

Commission File No. for the Related Registration Statement: 333-226975

The following is an updated investor presentation that will be used by Federal Street Acquisition Corp. and UHS Holdco, Inc. in connection with their previously announced proposed business combination.

Universal Hospital Services: Introducing Agiliti

Important information 2 The information in this presentation relates to a proposed business combination among Federal Street Acquisition Corp. (“FSAC”) and Universal Hospital Services, Inc. (“UHS”). The proposed business combination involves a series of mergers by which FSAC and UHS will become subsidiaries of a new holding company called Agiliti, Inc. (“Agiliti”). References to Agiliti in this presentation are to the historical business of UHS, which will be operated under the new holding company. This presentation is for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to the proposed business combination and for no other purpose. The information contained herein is not, and should not be assumed to be, complete. None of FSAC, UHS or Agiliti is under any obligation to update or keep current the information contained in this presentation, to remove any outdated information from this presentation, or to expressly mark it as being outdated. No securities commission or securities regulatory authority or other regulatory body or other authority in the United States or any other jurisdiction has in any way passed upon the merits of, or the accuracy and adequacy of, this presentation. You should not construe the contents of this presentation as legal, accounting, business or tax advice and you should consult your own professional advisors as to the legal, accounting, business, tax, financial or other matters contain herein. None of FSAC, UHS or Agiliti nor any of their respective affiliates, directors, officers, management, employees, representatives or advisors make any representation or warranty, express or implied, as the accuracy or completeness of any of the information contained herein, or any other information (whether communicated in written or oral form) transmitted or made available to you. Recipients of this presentation will be deemed to expressly disclaim any and all liability of any of the foregoing persons relating to or resulting from the use of this presentation or such other information (including without limitation, any market analysis and financial projections that may be contained herein or provided in connection herewith) by you or any of your directors, partners, officers, employees, affiliates, agents and representatives. Forward-looking Statements Certain statements made herein include forward looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Specifically, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside FSAC’s or UHS’s management’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in the section entitled “Risk Factors” in the Prospectus/Proxy Statement (as defined below) and those described in the section entitled “Risk Factors” in UHS’s annual report on Form 10-K for the year ended December 31, 2017 filed with the Securities and Exchange Commission (“SEC”), as well as UHS’s other filings with the SEC. Important factors, among others, that may affect actual results or outcomes include: the inability to complete the transactions contemplated by the proposed business combination; the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, the amount of cash available following any redemptions by FSAC stockholders; the ability to meet NASDAQ’s listing standards following the consummation of the transactions contemplated by the proposed business combination; and costs related to the proposed business combination. Important factors that could cause the combined company’s actual results or outcomes to differ materially from those discussed in the forward-looking statements include: UHS’s history of net losses; the need for substantial cash to operate and expand the combined company’s business as planned; the combined company’s expected substantial outstanding debt following the business combination; a decrease in the number of patients the combined company’s customers serve; the combined company’s ability to effect change in the manner in which healthcare providers traditionally procure medical equipment; the absence of long-term commitments with customers; the combined company’s ability to renew contracts with group purchasing organizations and integrated delivery networks; changes in reimbursement rates and policies by third-party payors; the impact of healthcare reform initiatives; the impact of significant regulation of the healthcare industry and the need to comply with those regulations; the effect of prolonged negative changes in domestic and global economic conditions; difficulties or delays in the combined company’s continued expansion into certain of UHS’s businesses/geographic markets and developments of new businesses/geographic markets; additional credit risks in increasing business with home care providers and nursing homes, impacts of equipment product recalls or obsolescence; and increases in vendor costs that cannot be passed through to the combined company’s customers. Neither FSAC nor UHS undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Non-GAAP Financial Measures EBITDA, Adjusted EBITDA, Accrual CapEx, Adjusted SG&A and Bookings are non-GAAP measures. UHS believes these non-GAAP measures provide useful information to management and investors regarding UHS’s business and results of operations. Because these measures are not in conformity with GAAP, we urge you to review UHS’s audited financial statements filed with the SEC. Definitions of these non-GAAP measures and reconciliations to the most comparable GAAP measure are included elsewhere in this presentation.

Important information 3 Additional Information about the Proposed Business Combination and Where to Find It FSAC filed a definitive proxy statement with the SEC on October 10, 2018 for use at the special meeting of stockholders to approve the business combination with UHS. The definitive proxy statement forms part of a Registration Statement on Form S-4 with respect to the securities being issued by Agiliti in the transaction (the “Prospectus/Proxy Statement”). The Prospectus/Proxy Statement has been mailed to FSAC stockholders as of October 4, 2018, the record date established for voting on the proposed business combination. INVESTORS AND SECURITY HOLDERS OF FSAC AND UHS ARE URGED TO READ THE PROSPECTUS/PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS THAT HAVE BEEN FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the Prospectus/Proxy Statement and other documents containing important information about FSAC, UHS and Agiliti through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by FSAC can be obtained free of charge on FSAC’s website at http://www.thl.com/fsac or by directing a written request to Federal Street Acquisition Corp., 100 Federal Street, 35th Floor, Boston, MA 02110, (617) 227-1050. Participants in the Solicitation FSAC, UHS, Agiliti and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of FSAC’s stockholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of FSAC’s directors and officers in the Prospectus/Proxy Statement. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to FSAC’s shareholders in connection with the proposed business combination is set forth in the Prospectus/Proxy Statement. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination is included in the Prospectus/Proxy Statement. No Offer or Solicitation This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Introducing Agiliti Tom Leonard, CEO

Transaction overview Universal Hospital Services (UHS), a portfolio company of Irving Place Capital (IPC), is a leading, nationwide provider of healthcare technology management and service solutions For the 12 months ended June 30, 2018, UHS generated $539 million of revenue and $146 million of Adj. EBITDA On August 13, 2018, Federal Street Acquisition Corp. (FSAC), a special purpose acquisition company sponsored by an affiliate of Thomas H. Lee Partners (THL), and UHS announced that they entered into a definitive merger agreement Under the terms of the agreement, FSAC and UHS will combine under a new holding company to be named Agiliti, Inc. (Agiliti), which intends to apply to have its common stock and warrants listed on the Nasdaq under the ticker symbols AGTI and AGTIW, respectively Purchase price for the acquisition implies an initial enterprise value for the combined company of approximately $1.74 billion, or 10.4x 2019F Adj. EBITDA of $167.5 million1 The transaction is expected to be financed through the following: $810 million Senior Secured Credit Facilities $150 million cash flow R/C Facility $660 million Delayed Draw Term Loan B (to be funded 29 days post-closing of the transaction with proceeds used to redeem the Company’s existing Notes) Additional sources2: $460 million of FSAC cash $238 million of existing shareholder rollover $250 million of additional new Common Equity Pro forma for the transaction, senior secured and total leverage will be 4.5x3 at , respectively, on a net basis 1 Multiples based on mid-point of Adjusted EBITDA management guidance of $165–170M for 2019F; 2 Assuming no redemptions by FSAC’s public stockholders the THL affiliate will own ~29% of Agiliti’s outstanding common stock, IPC and the other former stockholders of UHS will retain an ownership interest of ~23%, the current public stockholders of FSAC will own ~43% of Agiliti’s outstanding common shares, and additional equity holds will own ~5%. 3 Multiples based on Adjusted EBITDA management guidance of $150M for 2018F. 5

Company Overview 6

Investment highlights Large and growing market, driven by increased medical equipment at the patient bedside and fragmented processes within increasingly complex delivery systems Highly differentiated value proposition aligned with imperative to reduce costs and improve patient care Unmatched operational infrastructure with nationwide footprint across all major healthcare markets Long runway for organic growth with new business and share-of-wallet opportunities among existing customers Clear path to augmenting strong organic growth profile with tuck-in and strategic M&A opportunities Attractive financial profile, with highly visible recurring revenue, and accelerating cash generation Experienced and proven management team Agiliti is a leading provider of end-to-end medical equipment solutions across the healthcare delivery continuum 7

Agiliti at a glance Leading provider of end-to-end medical equipment solutions $539M June LTM Revenue $146M June LTM EBITDA 95% Revenue Retention 8.4% June LTM EBITDA Growth % Revenue by End-to-End Service Offering EQUIPMENT SOLUTIONS ONSITE MANAGED SERVICES CLINICAL ENGINEERING 44% 28% 28% On-demand supplemental rental Clinical expertise supporting specialized protocols In-market service and delivery End-to-end onsite service, delivery, tracking Patient-ready devices when and where needed Preventive maintenance and biomedical repair services for a complete range of modalities Supply Chain Nursing Clinical Engineering 8 1 1 Ref. UHS Q2 Earnings presentation for reconciliation of Q2 2018 Adjusted EBITDA and Accrual CapEx.

In-market repair and logistics capabilities covering 85%2 of all U.S. acute care beds and the majority of alternate site care settings 86 5 7,000+ 3,000+ 400+ 190+ LOCAL MARKET SERVICE CENTERS CUSTOMERS CENTERS OF EXCELLENCE EMPLOYEES CLINICAL ENGINEERS FIELD SALES AND ACCOUNT MANAGERS Agiliti at-a-glance A strong competitive position with nationwide reach UNMATCHED NATIONWIDE INFRASTRUCTURE SERVING ~12B1 MARKET 1 Combined McKinsey, iData Research, UHS. 2 UHS Market Data. 9

Acute Care Clinics Surgery Centers Specialty Care Home Care Manage, Maintain & Repair Regulatory Compliance & Quality Management Inventory Utilization & Demand Planning Recalls, upgrades and software management The Medical Equipment market is growing at a rapid rate Providers are accountable for the entire care continuum Technology complexity requires additional service, logistics and management General Biomed Diagnostic Imaging Surgical Equipment Routine & Specialty Beds Long term care 62% increase in devices per bed1 90% increase in equipment service costs1 Medical equipment market dynamics support our long-term growth potential 10 1 GE Healthcare Research, UHS market data.

Fragmented processes waste millions in capital and expense dollars and consume thousands of hours of staff time Nursing Supply Chain Clinical Engineering DIRECT CARE Only 37% time spent on patient care EQUIPMENT UTILIZATION: 42%, yet nurses report unavailable equipment EQUIPMENT AND PARTS SOURCING 10-20% excess rentals and unnecessary purchases DEVICES PER BED 62% more equipment per staffed bed with 90% increase in service costs REGULATORY COMPLIANCE Lack systems and staffing to manage Up to 40% of tech time is spent searching for equipment WASTED TIME 20 minutes per nurse/shift searching for equipment Our customers’ medical equipment management challenge is complex 11

Clinical Engineering Programs Onsite Managed Programs Rental & Capital Management Programs End-to-end managed services provide the right equipment, in the right place, at the right time — with measurably lower costs of ownership EQUIPMENT UTILIZATION 30- 40% improvement RENTAL & CAPITAL COSTS 10-30% annual savings OVERALL SERVICE COSTS 10-20% reduction Our solution — Equipment Value Management (EVM) Agiliti solutions focus on saving significant operating and capital costs 12

CASE STUDY

Expanding share of wallet — EVM

Background

Customer overview

- A large academic healthcare system that includes a 484-bed, Level-1 trauma acute care hospital, and outpatient and primary care clinics; located in the Midwest

Customer challenge

- Difficulty with equipment management, nurse satisfaction, rising costs, and regulatory compliance
- Limited visibility to key data and analytics around total cost of equipment ownership and equipment utilization

Agiliti strategy and solution

- 16-year customer of equipment rental services
- Demonstrated the value of a connected equipment management solution through our EVM framework
- Implemented Onsite Equipment Management Program in Q4 2016
- Implemented fully outsourced CES Program in Q2 2017

Results

Impact to customer

- **$1.5M in first year savings**: On pace to exceed the five-year goal of more than $5M in savings to customer
- **$284K in capital avoidance** through Agiliti advisory services
- Improved regulatory compliance as demonstrated by **100% device Preventative Maintenance Completion**: Regulatory visits within 8-months of go-live found zero nonconformance issues or opportunities for improvement

Agiliti benefits

- Leveraged success of onsite program to extend relationship to comprehensive Agiliti solution set
  - Added Clinical Engineering in Q2 2017
  - Added SES business in Q2 2018

Revenue ($M)



$10.0
$5.0
$0.0
$0.3
$6.3
$8.4
2016A
2017A
LTM Q2 2018

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Agiliti is well positioned for category leadership E EQUIPMENT VALUE MANAGEMENT DIFFERENTIATORS Onsite Managed Programs Clinical Engineering Programs Equipment Rental Programs ISO 13485:2016 Certified National in-market service & logistics footprint Flexible Technician Labor Force Device Vendor Agnostic Diversified manufacturers GE, Siemens Hill-Rom, Joerns Diversified services Sodexo, Crothall Niche companies Freedom Medical, US Med-Equip Trimedx, BC Technical Comparison based on publicly available information Partial 14

Agiliti participates in a $12B1 U.S. market opportunity Currently, more than $4.8B2 is contracted annually across Equipment Solutions, Onsite Managed Services, and Clinical Engineering Services LTM June 2018, Agiliti generated $539M in revenue, capturing just 11%3 of the current market Agiliti enjoys 16%4 share-of-wallet in its customer base, with significant opportunity for sustained above-market growth We enjoy a large and expanding market with a long runway for future growth 1 Combined McKinsey, iData Research, UHS. 2 Combined McKinsey, iData Research, public filings, UHS. 3 UHS historical revenue divided by annual contracted market ($539M/4.8B). 4 UHS historical revenue divided by annual contracted market in UHS customer base ($539M/3.3B). In-House vs Outsourced Market 15 $12B U.S. market opportunity $539M Agiliti Revenue Contracted revenue in Customer base $3.3B $4.8B is contracted annually

…and the market opportunity is most significant in low-capital intensity services, where we have focused our strategy.

In-House vs Outsourced Market



$12B U.S. market opportunity
$4.8B is contracted annually
Contracted revenue in Customer base $3.3B
$539M Agiliti Revenue

Market Size by Solution



$12B U.S. market opportunity
Clinical Engineering Solutions ~$9.5B[3]
Onsite Managed Services ~$1B[1]
Equipment Solutions ~$1.5B[2]

[1] Internal analysis
[2] PNR Internal analysis; SES (beds) estimated from iData Research report estimating approx. $1.1B ($760M – Rental Acute, $326M Rental non-acute); Internal Analysis
[3] McKinsey

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agiliti

Financial Highlights 17

Agiliti enjoys an Employee Engagement score of 741, approaching the Extraordinary Company benchmark This is contributing to a +57 Net Promoter Score2, on par with best-in-class for almost any industry Engaged employees serving highly satisfied customers has led to greater than 95% annually recurring revenue 7.8% Large and satisfied customer base contributing to more than 95% recurring revenue – a predictable financial base to build upon Annual customer revenue attrition3 6.6% 7.8% 4.8% New Management Team 4.4% 4.2% 18 1 Modern Survey, 2018 Study 2 UHS Customer Engagement survey, 2017 3 Defined as a customer that had revenue in the prior year but has zero revenue in the current year; Excludes one-time sales '14 '15 16 '17 '18 Q2 LTM

100%+ LTM Bookings growth over the last 3 years 32%+ LTM Bookings growth vs prior LTM period We continue to gain market momentum LTM Bookings by quarter and strong new Bookings1 momentum delivers clear forward visibility into our accelerating financial performance. 19 1 LTM Bookings is defined as the trailing 4 quarters of Bookings, with a Booking defined as the 1-year value of a new customer contract. Excludes renewal contracts, one-time sales, and the remaining value of a contract beyond its initial 12 months. These figures are estimates, the metric is not a GAAP measure, and is utilized as an internal metric to track sales team performance. Agiliti does not intend to make public bookings disclosures in the future. New Management Team $25 $45 $65 $85 Q3 '15 Q4 '15 Q1 '16 Q2 '16 Q3 '16 Q4 '16 Q1 '17 Q2 '17 Q3 '17 Q4 '17 Q1 '18 Q2 '18

High levels of predictable recurring Revenue + strong Bookings growth are translating into accelerating top line performance Accelerating revenue growth rate Strong customer value proposition in Agiliti solutions Service revenue is growing double-digits Revenue Growth Rate1 2.5% 6.9% New Management Team 9.3% 7.4% 2.8% 1 Represents historical results of UHS. 20 ’12-’14 ‘15 ‘16 ‘17 H1 ‘18

Accelerating performance Strong execution of EVM strategy that effectively leverages the company’s unmatched operational infrastructure and top line growth, plus our pivot to services, is contributing directly to accelerating bottom line performance. Adj. EBITDA1 Growth Rate 21.2% (1.0%) 2.3% 5.5% 6.3% 11.9% 1 Adjusted EBITDA is not a measure of financial performance under GAAP and should not be considered as an alternative to, or more meaningful than, net income as a measure of operating performance or to cash flows from operating, investing, or financing activities or as a measure of liquidity. 21 New Management Team

Share of wallet Market share Health system outsourcing New market expansion Poised to pursue opportunistic tuck-ins to build scale and add capabilities Equipment per bed Growing TAM as health systems increasingly turn to outsourcing non-clinical functions for improved efficiencies and to handle ambulatory growth Differentiated suite of capabilities favorably positioned to continue displacing competitors and capturing market share Embedded growth opportunities as end-to-end solutions create added value and expansion opportunities within existing customer base Higher complexity and standards of care drives increased demand for equipment with a focus on lowering total cost of ownership Mergers & Acquisitions Favorably positioned to leverage existing infrastructure for new market and service-line growth $146M LTM June Adjusted EBITDA Looking forward, we have multiple levers to continue to accelerate both our top line and bottom line growth profile. 9 -11% long-term EBITDA growth CAGR 22

Financial Review Jim Pekarek, CFO

Financial guidance $M 2018 Initial Guidance 2018 Current Guidance 2019 Guidance Revenue Growth 9 – 11% 9 – 11% 9 – 11% Adjusted EBITDA $145 – 150M $150M $165 – 170M PF Net Leverage Ratio 4.5x 4.5x 0.4x to 0.6x deleveraging 1 Financial guidance is subject to change. None of FSAC, UHS or Agiliti is under any obligation to update this financial guidance. See “Important Information” at the beginning of this presentation. 1 Gives effect to the business combination and assumes $677M of pro forma net debt. 24

Selected Financial Data 1 1 Represents historical results of UHS. 2 Ref. Annex A for description of Adjusted SG&A 25 Adj. SG&A, $M Revenue, $M Adj. EBITDA, $M Gross Margin, $M 2 $92 $94 $102 $101 $105 $108 '13 '14 '15 '16 '17 LTM Q2 '18 '12 - '14 CAGR 3.2% '14 - LTM Q2 '18 CAGR 4.1% New Management Team $120 $120 $123 $130 $138 $146 '13 '14 '15 '16 '17 LTM Q2 '18 '12 - '14 CAGR (1.1%) '14 - LTM Q2 '18 CAGR 5.7% New Management Team $428 $437 $449 $479 $515 $539 '13 '14 '15 '16 '17 LTM Q2 '18 '12 - '14 CAGR 2.5% '14 - LTM Q2 '18 CAGR 6.2% New Management Team $127 $127 $145 $157 $172 $186 '13 '14 '15 '16 '17 LTM Q2 '18 '12 - '14 CAGR (0.7%) '14 - LTM Q2 '18 CAGR 11.5% New Management Team

Revenue1 Accelerating revenue growth rate Strong customer value proposition in Agiliti solutions Service revenue is growing double-digits Revenue Growth Rate1 2.5% 6.9% New Management Team 9.3% 7.4% 2.8% 1 Represents historical results of UHS. 26 ’12-’14 ‘15 ‘16 ‘17 H1 ‘18

Equipment Solutions revenue ($M) Clinical Engineering revenue ($M) Onsite Managed Services revenue ($M) Commentary Commentary Commentary '15-’17 CAGR: 0.5% '15-’17 CAGR: 17.6% '15-’17 CAGR: 10.0% Modest growth rate impacted by intentional strategy to: Shift away from one-time capital sales Focus on core equipment (most utilized) within healthcare New business signed in Q2 providing further growth opportunity Growth accelerating each year and continued in Q2 2018 (+14.2% YOY) Continued success in signing new business with both existing and new customers (Government/OEM) Emphasis placed on expansion of our capabilities Increasingly, growth is driven from the managed-only equipment service solution where we manage, maintain, and mobilize customer owned devices at customer sites Revenue trend by solution 1 27 1 Represents historical results of UHS. Growth: 5.7% Growth: 16.7% Growth: 8.5% $228 $237 $230 $119 $125 2015A 2016A 2017A 1H 2017A 1H 2018A $99 $107 $137 $68 $79 2015A 2016A 2017A 1H 2017A 1H 2018A $122 $135 $147 $72 $79 2015A 2016A 2017A 1H 2017A 1H 2018A

Bookings1 100%+ LTM Bookings growth over the last 3 years 32%+ LTM Bookings growth vs prior LTM period We continue gaining market momentum LTM Bookings by Quarter New Management Team 1 LTM Bookings is defined as the trailing 4 quarters of Bookings, with a Booking defined as the 1-year value of a new customer contract. Excludes renewal contracts, one-time sales, and the remaining value of a contract beyond its initial 12 months. These figures are estimates, the metric is not a GAAP measure, and is utilized as an internal metric to track sales team performance. Agiliti does not intend to make public bookings disclosures in the future. 2 Defined as a customer that had revenue in the prior year but has zero revenue in the current year; Excludes one-time sales 28 Recurring Revenue 95%+ Annually recurring revenue Agiliti is experiencing less than 5% average annual customer revenue loss2, a healthy trend that is expected to continue Annual Customer Revenue Attrition2 New Management Team $25 $45 $65 $85 Q3 '15 Q4 '15 Q1 '16 Q2 '16 Q3 '16 Q4 '16 Q1 '17 Q2 '17 Q3 '17 Q4 '17 Q1 '18 Q2 '18 6.6% 7.8% 4.8% 4.4% 4.2% '14 '15 16 '17 '18 Q2 LTM

Gross Margin and Adjusted SG&A1 % of Revenue Gross margin rates have expanded since 2015 by 210 bps Lower depreciation expense from reduced capital intensity has had a positive impact Higher volume has provided leverage of our infrastructure Mix of revenue to service solutions increases labor expenses Adjusted SG&A rates have declined by 250 bps since 2015, as our expenses have grown at a lower rate than revenue growth Increased investment made in 2015 to build out appropriate support functions Expenses include fixed overhead costs as well as variable costs for incentive related expenses Adjusted EBITDA margin remained relatively consistent at ~27% throughout business transition 29 1 Adj. SG&A is not a measure of financial performance under GAAP. See Annex A. Gross Margin % of Revenue Adj. SG&A % of Revenue Adj. EBITDA Margin New Management Team 29.7% 29.0% 32.3% 32.7% 33.4% 34.4% 25.0% 30.0% 35.0% 40.0% '13 '14 '15 '16 '17 LTM Q2 '18 New Management Team 21.3% 21.4% 22.6% 20.9% 20.3% 20.1% 15.0% 17.5% 20.0% 22.5% 25.0% '13 '14 '15 '16 '17 LTM Q2 '18 New Management Team 27.9% 27.4% 27.2% 26.9% 26.6% 27.1% 20.0% 22.5% 25.0% 27.5% 30.0% '13 '14 '15 '16 '17 LTM Q2 '18

Adjusted EBITDA Accelerating bottom line Recurring revenue from multi-year service contracts is driving profitable earnings growth Adjusted EBITDA Growth Rate 21.2% (1.0%) 2.3% 5.5% 6.3% 11.9% 1 30 New Management Team 1 Adjusted EBITDA is not a measure of financial performance under GAAP and should not be considered as an alternative to, or more meaningful than, net income as a measure of operating performance or to cash flows from operating, investing, or financing activities or as a measure of liquidity. See Annex A.

Accelerating free cash flow generation In addition to substantial reduction in capital intensity, we expect future free cash flow will benefit from: Expected continued growth in earnings Lower outstanding debt in pro forma capital structure Anticipated reduction in interest expense relative to current capital structure Somewhat offsetting the above factors will be TRA payments and anticipated mandatory term loan amortization 31 Accrual Capex1 as a percentage of Revenue New Management Team Management has reduced the capital intensity of the business model by 36% between 2013 and LTM Q2 2018 1 Accrual Capex is not a measure of financial performance under GAAP. See Annex A. 6% 8% 10% 12% 14% '13 '14 '15 '16 '17 LTM Q2 2018

Track record of de-levering New proposed capital structure further de-levers the business to 4.5X at close Current capital structure includes senior notes of $645M with a 7.625% coupon and a $235M ABL with borrowings of $31.1M as of June 2018 Proposed new capital structure includes a 7-year $660M Term Loan and a 5-year $150M RC; potential improvement in rates versus current capital structure (details TBD) New proposed Term Loan provides for 1% amortization with ability to prepay loan Plan to de-leverage in 2019 post transaction by .4X-.6X 32 0.6x reduction Net Leverage Ratio1,2 1 Represents historical results of UHS unless otherwise noted. 2 Defined as Net Debt divided by Adjusted EBITDA. 3 2018F Adj. EBITDA guidance of $150M. Gives effect to the business combination and assumes $677M of pro forma net debt. 3 5.5x 4.9x 4.5x Q2 2017 Q2 2018 PF 2018F

Sources and uses and pro forma capitalization

Sources and uses[1]

Sources	($mm)	Uses	($mm)
New 5-year $150mm RC	$0	Cash to existing shareholders	$630
New 7-year 1st lien DD TLB	660	Refinance existing debt	695
Existing shareholder rollover	238	Existing shareholder rollover	238
Additional common equity	250	Fees and expenses	45
FSAC contribution	460	Existing capital leases rollover	17
Existing capital leases rollover	17		
Total sources	**$1,625**	**Total uses**	**$1,625**

Pro forma capitalization[2]

	Current			Pro forma		
($ in millions)	Amount	x '19F Adj. EBITDA[2]	Adj.	Amount	% of cap.	x '19F Adj. EBITDA[2]
Cash and cash equivalents	--			--		
Existing $235M ABL	31	0.2x	*(31)*	--	--	--
New 5-year $150M RC	--	--	*0*	0	0%	0.0x
New 7-year DD 1st Lien TLB	--	--	*660*	660	38%	3.9x
Capital lease obligations	17	0.1x		17	1%	0.1x
Other debt	19	0.1x	*(19)*	--	--	--
Exisiting 7.625% sr. sec. notes	645	3.9x	*(645)*	--	--	--
Total debt	**$712**	**4.3x**		**$677**	**39%**	**4.0x**
Total net debt	**$712**	**4.3x**		**$677**	**39%**	**4.0x**
Shareholders' equity				1,063	61%	
Total capitalization				**1,740**	**100%**	**10.4x**
2019F Adj. EBITDA[2]		**$167.5**				**$167.5**

Illustrative pro forma economic ownership[3]



Existing Shareholder Rollover 23%
Public 43%
Additional Equity (THL) 29%
4
Additional Equity (Other investors) 5%

[1] Net debt and capital leases are as of 6/30/2018.
[2] Multiples based on mid-point of Adjusted EBITDA management guidance of $165–170M for 2019F.
[3] Includes an estimated 23.8M shares issued to existing UHS shareholders, 46.0M shares held by public FSAC shareholders, 25.0M shares issued to PIPE investors and 11.5M sponsor shares; excludes FSAC warrants, which are currently out-of-the-money; all share information throughout this presentation assumes no redemptions by public shareholders, assumes a $10.00 per share price for illustrative purposes and assumes conversion of the class F sponsor shares into class A common shares on a 1:1 basis in connection with the business combination.
[4] Includes 100,000 shares held by FSAC BoD members and additional class A common stock to be purchased in the private placement.

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agiliti

Other Considerations Proposed transaction provides for a tax receivable agreement owed to the sellers representing 85% of the value of NOL carryforwards at closing. NPV of tax agreement estimated at approximately $43.2M at close. Upon becoming a tax payer in a few years, the company will pay federal and state income taxes (current effective tax rate of approximately 26%). Purchase accounting will be completed upon the closing of the transaction. Purchase accounting will impact, among other things, the value of existing tangible and intangible assets and accordingly, the future depreciation/amortization of the company. The company plans to separately identify the impact of purchase accounting in future filings. 34

Federal Street Acquisition Corp (FSAC) Overview 35

36 Overview of Federal Street Acquisition Corp. An investment in FSAC is not an investment in THL, a THL fund or a THL portfolio company. The historical results of THL, its funds and portfolio companies are not necessarily indicative of future performance of FSAC or any business combination it may make. Who We Are FSAC Partnership Highlights $460M Capital Equity capital raised July 2017 for growth and liquidity Access to High Value Resources THL Partners + Strategic Resource Group Experience Experienced team with operating expertise and access to THL network Hands-On Operational Engagement Operationally intensive approach to creating value Focused on helping companies reach their full potential and maximize upside for all shareholders Used to help mitigate impact of down cycles Experienced Team and Board Decades of investment and operating experience Ability to leverage THL platform for operational support Strong oversight from experienced independent directors Sponsorship Premier private equity and credit platforms Deep experience in health care with relationships developed over 40 years Value-added, long-term partner who will support capital markets activities and contribute industry expertise Strong alignment of interest given material FSAC Sponsor ownership

37 THL Private Equity has special expertise in health care 1 1 1 1 1 1 1 1 1 Broad-based Outsourced Services and Technology Provider and Provider-based Services Pharma and Pharma Services Consumer Health Care and Devices Decades of deep experience in a broad range of healthcare companies In the past 3 years, acquired 7 healthcare companies totaling $7.5 billion of enterprise value Over the last 25 years, invested in 16 healthcare companies with over $23 billion of enterprise value 1 Represents current portfolio company not fully exited as of 06/30/18. An investment in FSAC is not an investment in THL, a THL fund or a THL portfolio company. The historical results of THL, its funds and portfolio companies are not necessarily indicative of future performance of FSAC or any business combination it may make.

Q&A 38

Thank you. 39

Appendix 40

Annex A: Non-GAAP financial measures

EBITDA is defined as earnings attributable to UHS before interest expense, income taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA excluding restructuring, gain on settlement, non-cash share-based compensation expense, management, board and other nonrecurring gain, expenses or loss. In addition to using EBITDA and Adjusted EBITDA internally as measures of operational performance, UHS discloses them externally to assist analysts, investors and lenders in their comparisons of operational performance, valuation and debt capacity across companies with differing capital, tax and legal structures. UHS believes the investment community frequently uses EBITDA and Adjusted EBITDA in the evaluation of similarly situated companies. Adjusted EBITDA is also used by UHS to measure compliance with covenants, such as fixed charge coverage ratio and interest coverage ratio, under its existing credit agreement, and as a factor to determine the total amount of incentive compensation to be awarded to executive officers and other employees. EBITDA and Adjusted EBITDA, however, are not measures of financial performance under generally accepted accounting principles ("GAAP") and should not be considered as alternatives to, or more meaningful than, net income as measures of operating performance or to cash flows from operating, investing or financing activities or as measures of liquidity. Since EBITDA and Adjusted EBITDA are not measures determined in accordance with GAAP and are thus susceptible to varying interpretations and calculations, EBITDA and Adjusted EBITDA, as presented, may not be comparable to other similarly titled measures of other companies. EBITDA and Adjusted EBITDA do not represent amounts of funds that are available for management's discretionary use.

Accrual CapEx represents capital that UHS took title to during the period. It represents capital to which the company has committed in a period rather than cash capital expenditures in the period.

Adj. SG&A represents Selling, General & Administrative expenses before Management, board & Other, Stock expense and Amortization.

Since EBITDA, Adjusted EBITDA, and Adj. SG&A are not measures determined in accordance with GAAP and thus are susceptible to varying interpretations and calculations, Adjusted EBITDA, Accrual CapEx and Adj. SG&A (as presented) may not be comparable to other similarly titled measures of other companies.

Adj. EBITDA reconciliation

($ in millions)	2015A	2016A	2017A	LTM Q2 2018A
Net income (loss) attributable to UHS	**($28)**	**($13)**	**$10**	**$43**
Interest expense	$53	$52	$53	$54
Provision for income taxes	$1	$1	($17)	($17)
Depreciation and amortization	$92	$84	$80	$78
EBITDA	**$118**	**$125**	**$126**	**$157**
Gain on settlement [1]	($6)	($3)	$0	($24)
Management, board & other [2]	$6	$5	$9	$9
Restructuring expenses [1]	$2	$0	$0	$0
Non-cash expense	$2	$3	$3	$3
Adj. EBITDA	**$123**	**$130**	**$138**	**$146**

Accrual CapEx reconciliation

($ in millions)	2015A	2016A	2017A	LTM Q2 2018A
Cash used in investing activities	**$53**	**$70**	**$55**	**$53**
Less: Acquisitions	($3)	($16)	($3)	($1)
Other	$6	($0)	($0)	$1
Less: Medical equipment in A/P prior period	($13)	($12)	($16)	($5)
Plus: Medical equipment in A/P current period	$12	$16	$13	$4
Accrual CapEx	**$54 [3]**	**$57**	**$50**	**$53**

Adj. SG&A reconciliation

($ in millions)	2015A	2016A	2017A	LTM Q2 2018A
SG&A per GAAP	$122	$119	$126	$129
Management, board & Other	(6)	(5)	(9)	(9)
Stock expense	(2)	(3)	(3)	(3)
Amortization	(12)	(11)	(10)	(9)
Adj. SG&A	$101	$100	$104	$108

[1] Gain on settlement for the years ended December 31, 2016 and 2015, respectively, was related to settlements with a supplier and a former supplier; restructuring expenses of $2.3 million for 2015 was related to the realignment of the management team. Gain on settlement for LTM Q2 2018 was related to the settlement with Hill-Rom
[2] Expenses primarily include management fees to owners, board fees, one-time litigation costs (plaintiff), and reorganization costs.
[3] 2015 Accrual CapEx excludes one-time settlement of $4.1 million.

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Annex B: H1 EBITDA Reconciliation Historically, the company has not been a federal tax payer driven from historical net operating loss carryovers Adjustments to EBITDA include the following types of expenses: One time/non-recurring expenses/(gains) Related party management fees (PE owner fees) Non-cash stock compensation expense 1 Adjusted EBITDA is not a measure of financial performance under GAAP and should not be considered as an alternative to, or more meaningful than, net income as a measure of operating performance or to cash flows from operating, investing, or financing activities or as a measure of liquidity. See Annex A. 1 42 2018 2017 Net income (loss) attributable to UHS 29.6 $ (4.4) $ Interest expense 27.0 26.9 Provision for income taxes 0.6 0.5 Depreciation and amortization 38.5 40.9 EBITDA 95.7 63.9 Gain on settlement (23.5) - Management, board & other 3.5 3.6 Stock expense 1.5 1.6 Adjusted EBITDA 77.2 $ 69.1 $ H1 Adjusted EBITDA

Annex C: Nationwide service and logistics infrastructure 43 Services local health care market via inventory of locally demanded equipment, parts and supplies Staffed by multi-disciplinary teams of sales professionals, service representatives, customer service technicians, clinical engineering technicians and surgical services equipment technologists Each center can draw on resources of all other district centers for additional equipment and resources Overflow support, technical expertise, training programs and specialized service functions for each district service center Highly specialized clinical engineering service and support All specialized depot tasks for OEMs 86 District service centers 5 Centers of Excellence Centralized functions 3 SS support centers Contract administration, marketing, purchasing, pricing, logistics, accounting and IT Stand-alone surgical service support centers A key differentiator for Agiliti’s model is an unmatched and irreplicable geographic footprint of 86 locations across 42 states Provides Agiliti with the ability to readily service ~85% of US acute care beds The ability to promptly service customer needs is a core reason why customers choose an equipment management provider Management believes the expense to recreate this infrastructure is cost prohibitive for competitors Return on investment to replicate would be highly unattractive and thus represents a significant competitive advantage for Agiliti Agiliti benefits from the historical investment made over its 38 year history to create this infrastructure

Annex D: Valuation Benchmarking 44 Fully distributed enterprise value / 2018F adjusted EBITDA multiple Median: 15.6x 2018F adjusted EBITDA to growth multiple3 Median: 1.6x 2 1 Note: Market data as of 10/12/2018; median does not include UHS or Secondary comparables; Secondary comparables set shows median metric of Integer Holdings, Varex Imaging and STRATEC Biomedical. 1 Calculated as Enterprise Value divided by 2018F Adj. EBITDA of $150M. 2 Calculated as Enterprise Value divided by 2018F Adj. EBITDA of $150M divided by the midpoint of the Company’s long term growth rate range of 9-11%. 3 Calculated as Enterprise Value / 2018F Adj. EBITDA divided by 2017A – 2019F Adj. EBITDA growth. 11.6x 22.4x 20.2x 15.6x 12.8x 10.6x 12.7x UHS OMCL HCSG STE HRC ARMK Secondary Comparables 1.2x 0.7x 1.6x 2.0x 1.4x 1.8x 1.7x UHS OMCL HCSG STE HRC ARMK Secondary Comparables

Annex D: Valuation Benchmarking (Cont’d) Note: Market data as of 10/12/2018; median does not include UHS or Secondary comparables; Secondary comparables set shows median metric of Integer Holdings, Varex Imaging and STRATEC Biomedical. 1 Calculated as Enterprise Value divided by mid-point of 2019F guidance of $165M-$170M. 2 Calculated as Enterprise Value divided by mid-point of 2019F guidance of $165M-$170M divided by the midpoint of the Company’s long term growth rate range of 9-11%. 3 Calculated as Enterprise Value / 2018F Adj. EBITDA divided by 2018F – 2020F Adj. EBITDA growth. 45 Fully distributed enterprise value / 2019F adjusted EBITDA multiple Median: 14.3x 2019F adjusted EBITDA to growth multiple3 Median: 1.4x 2 1 1.0x 0.9x 1.1x 1.8x 1.4x 1.4x 0.9x UHS OMCL HCSG STE HRC ARMK Secondary Comparables 10.4x 18.5x 16.7x 14.3x 11.8x 9.9x 12.1x UHS OMCL HCSG STE HRC ARMK Secondary Comparables

46 2018F Adj. EBITDA – CapEx to growth multiple2 Median: 1.7x 1 Note: Market data as of 10/12/2018; median does not include UHS or Secondary comparables; Secondary comparables set shows median metric of Integer Holdings, Varex Imaging and STRATEC Biomedical. 1 Calculated as Enterprise Value / 2018F Adj. EBITDA – Accrual CapEx based on midpoint of CapEx range ($45-$55M) divided by 2018F Adj. EBITDA – CapEx growth. 2 Calculated as Enterprise Value / 2018F Adj. EBITDA – CapEx divided by 2017A – 2019F Adj. EBITDA – CapEx growth. Annex D: Valuation Benchmarking (Cont’d) 1.2x 0.7x 1.6x 2.7x 1.7x 2.4x 1.5x UHS OMCL HCSG STE HRC ARMK Secondary Comparables

2011 Surgical Services added. Surgical equipment and technician services added. COMPANY EXPANSION 2016 Acquisition of RES to increase capabilities in high-end diagnostic imaging. COMPANY EXPANSION 1980 Clinical Engineering Services added to provide supplemental biomedical services and outsourced programs. COMPANY EXPANSION 1969 The company is renamed from ABC Oxygen Tent Rental Service to Universal Hospital Services, Inc. NAME CHANGE 1941 Ed Fish and his mom purchase the business. Provide oxygen tents to treat patients suffering from respiratory illness. ACQUISITION 1939 ABC Oxygen Tent Rental Service founded in Minneapolis. FOUNDED For nearly 80 years, ensuring providers have the medical equipment they need - managed, maintained and delivered with confidence 47

Company Overview 48 We believe every interaction has the power to change a life.

CASE STUDY

Quantifying the opportunity

Hospitals, even highly sophisticated systems, typically purchase equipment based on the total number of staffed beds as opposed to actual census demand. This often results in excess equipment.

Medical Hospital Inventory Mix: Complete Infusion System


Actual Occupancy: 78.6%
Current Equipment Utilization: 34.9%
Ideal Equipment Ratio: 4.01
Actual Equipment Ratio: 8.05
Equipment Volume
EXCESS EQUIPMENT
Peak Census
January
February
March
April
May
June
July
August
September
October
November
December
Equipment Demand per Census
Owned Inventory - Current State
Surplus Inventory
Optimal Owned - ADC
Optimal Good Rental

CURRENT INVENTORY LEVELS:
Medical Hospital has an abundance of IV pumps for patient census demand.

PUMP UTILIZATION:
In a decentralized model, utilization w/o an IV pump management program ~ 42%. Medical Hospital's equipment utilization is **~35%.**

SURVEY RESULTS:
Despite excess inventory**, more than 50%** of Medical Hospitals' nurses do not believe the hospital owns enough infusion and PCA pumps.

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agiliti

Agiliti had limited business with the U.S. government, and had little knowledge of government-specific sales processes Established a government focused team Positioned our EVM message to align with government processes, articulating how our offerings are structured to meet the unique needs of this customer market Focused on contracting vehicles and procurement Shifted from one-time equipment sales to Clinical Engineering as strategic focus to meet needs of sector customers Poor expense management and cost transparency (e.g. one-off credit card purchases) Use of multiple vendors resulting in high administrative burden and service inefficiencies Difficulty tracking regulatory compliance and ensuring equipment safety Background Results RECENT WINS U.S. Army Medical Command (MEDCOM) and Air Force Medical Services (AFMS) Awarded August 2017 5-year, sole source contract for supplemental clinical engineering services for U.S. Army and Air Force medical facilities Total maximum contract value: $148M Centers for Disease Control (CDC) Awarded April 2018 1-year contract with four, one-year extension opportunities for CES ventilators and aspirators preventive maintenance Total maximum contract value: $14.7M New market growth — Government Overview Customer challenges Agiliti strategy and solution Capturing share in government market Greater cost transparency on equipment rentals, service repair Improved equipment uptime: faster repair time, parts sourcing Reduced administrative burden—a single call to Agiliti Improved regulatory compliance tracking and reporting Customer value and benefits CASE STUDY 50

Accomplished management team with a track record of growth



Tom Leonard
Chief Executive Officer

15+ years of healthcare exec leadership

Previous:
President of Medical Systems, CareFusion
SVP and GM, Ambulatory Services, McKesson Provider Technologies

Bachelor's degree in Engineering, U.S. Naval Academy
MBA, S.C. Johnson Graduate School of Management, Cornell University



Jim Pekarek
EVP, Chief Financial Officer

15+ years of executive leadership

Previous:
CFO, Cornerstone Brands
Executive roles at The Spiegel Group, Montgomery Ward, Inc, Kraft Foodservice consumer products

Bachelor's degree in Accounting, Indiana University
MBA, Northwestern University



Kevin Ketzel
President
Sales & Operations

20+ years healthcare leadership

Previous:
SVP, GM, Respiratory, CareFusion
Operational and Commercial leadership: Cerner Corporation, Mediware, Allscripts

Bachelor's degree in Quantitative Economics, University of Wisconsin-Madison



Bettyann Bird
SVP, Commercial Strategy & Marketing

20+ years healthcare leadership

Previous:
VP Marketing, CareFusion
Executive roles at Cardinal Health, eStudySite and leadership positions at Deloitte, Ernst & Young

Bachelor's degree in Nursing, Texas Christian University
MBA, Baylor University

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agiliti